Exhibit 99.1
Certified Languages International Personalizes Customer Service with CXone
Mpower

With NICE, Certified Languages International will streamline operations, elevate global interpretation services, and deliver tailored, automated customer service across industries

Hoboken, N.J., March 11, 2025 – NICE (Nasdaq: NICE) today announced that Certified Languages International, a full-service language company specializing in on-demand interpreting and document translation services supporting 230 languages worldwide, has selected NICE CXone Mpower as its platform of choice to upgrade its customer service operations. By migrating from its legacy infrastructure, the company aims to enhance workflow automation, unify its knowledge base and ensure seamless support for its agents and interpreters —delivering exceptional experiences at every interaction.

Certified Languages International handles thousands of inbound client inquiries daily, seeking interpretation services across every industry including healthcare, financial services, retail, and BPO. Previously relying on multiple vendors for separate CX needs, the company will unify its global operations and knowledge base with the CXone Mpower platform, creating a single source of truth for agents and interpreters. With the powerful CXone Mpower Essentials Suite, agents can quickly identify the required language, check interpreter availability based on skillset, and seamlessly connect clients to the most appropriate interpreter.

“Our interpretation services help people communicate clearly and effectively in their language of choice, and we needed a solution that would support the rapid growth of our 24/7 on-demand interpretation services,” said Jacob Dillon, COO, Certified Languages International. “NICE CXone Mpower fits all our needs with its comprehensive offering and ability to align with future business growth. Working with NICE will enable us not only to meet but exceed our clients’ needs while ensuring convenient and personalized service.”

Dan Belanger, President, Americas, NICE said, “In interpretation services, speed and accuracy are non-negotiable. That’s why we’re excited to help Certified Languages International use CXone Mpower to unify knowledge, streamline workflows, and connect agents and interpreters in real time for quicker and more precise service."

About Certified Languages International
Everyone wants to be understood. As your trusted interpretation partner, Certified Languages International offers solutions to help create meaningful connections with your clients and customers by making it easier for everyone to communicate in their preferred language. Our network of experienced, professional interpreters are fluent in over 230 languages and are ready to support your interpretation needs from American Sign Language (ASL) to spoken languages and more.  www.certifiedlanguages.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone Mpower, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Belanger, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.